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                              February 25, 2021

       Michael D. Ruppert
       Chief Financial Officer
       Mercury Systems, Inc.
       50 Minuteman Road
       Andover, MA 01810

                                                        Re: Mercury Systems,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 2, 2020
                                                            Filed August 18,
2020
                                                            File No. 000-23599

       Dear Mr. Ruppert:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended July 2, 2020

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Results of Operations
       Fiscal 2020 Vs. Fiscal 2019, page 36

   1. Please revise your discussion of results of operations to quantify significant changes in income statement line
items. Where you describe two or more factors that contributed to a material change in a
financial statement line item between periods including offsetting factors, please
quantify each material factor that contributed to the overall change in that line item. Refer to
Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-
                                                        6835.
 Michael D. Ruppert
Mercury Systems, Inc.
February 25, 2021
Page 2
Financial Statements
Notes to Consolidated Financial Statements
G. Goodwill, page 70

2. Your disclosure indicates that you have provided the changes in goodwill by reporting unit. However, we note disclosure only at a consolidated level rather than a reporting unit level. Please revise to provide goodwill by reporting unit as indicated on page 70 or revise your statement accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameMichael D. Ruppert                          Sincerely,
Comapany NameMercury Systems, Inc.
                                                              Division of
Corporation Finance
February 25, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName